      As filed with the Securities and Exchange Commission on May 11, 1999
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

             ------------------------------------------------------
                         FREEDOM SECURITIES CORPORATION
             (Exact name of registrant as specified in its charter)

         DELAWARE                        6211                   04-3335712
(State or other jurisdiction       (Primary Standard         (I.R.S. Employer
    of incorporation or        Industrial Classification  Identification Number)
       organization)                 Code Number)

                          ---------------------------

                               ONE BEACON STREET
                          BOSTON, MASSACHUSETTS 02108
                                 (617) 725-2000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               JOHN H. GOLDSMITH
                            CHIEF EXECUTIVE OFFICER
                               ONE BEACON STREET
                          BOSTON, MASSACHUSETTS 02108
                                 (617) 725-2000
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                              -------------------

                                With copies to:

KEVIN J. MCKAY                                        MEREDITH B. CROSS
FREEDOM SECURITIES CORPORATION                        WILMER, CUTLER & PICKERING
ONE BEACON STREET                                     2445 M STREET, N.W.
BOSTON, MASSACHUSETTS  02108                          WASHINGTON, D.C.  20037
(617) 725-2000                                        (202) 663-6000

     Approximate date the registrant proposes to begin selling securities to the public: From time to time after the effective date of this registration statement.

                              --------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [x]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                         CALCULATION OF REGISTRATION FEE
===========================================================================================================================
     Title of                  Amount               Proposed maximum              Proposed maximum            Amount of
    securities            to be registered       offering price per share      aggregate offering price    registration fee
 to be registered                                          (1)                          (1)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par      228,665(3)                 $ 17.0625                     $ 3,901,597               $1,085
value per share(2)

===========================================================================================================================


(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average of the high and low reported sales prices for the registrant's common stock, as reported on the New York Stock Exchange on May 5, 1999.
(2) The shares of common stock are being registered for resale from time to time by the selling stockholders.
(3) Consists of 203,665 shares of common stock issued pursuant to an acquisition agreement and 25,000 shares that may be issued under the earn-out provisions of that agreement.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT IS TO BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE ON THE DATE THE SEC, ACTING UNDER SECTION 8(A), DETERMINES.

================================================================================










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



                                       SUBJECT TO COMPLETION, DATED MAY 11, 1999

PROSPECTUS

                         FREEDOM SECURITIES CORPORATION

                         228,665 SHARES OF COMMON STOCK

     THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" COMMENCING ON PAGE 7 IN DETERMINING WHETHER TO PURCHASE SHARES OF COMMON STOCK.

     This prospectus covers 228,665 shares of our common stock. These shares may be offered and sold from time to time by certain of our stockholders. These stockholders acquired 203,665 of our shares when our wholly-owned subsidiary Sutro & Co. Incorporated acquired substantially all of the assets of Charter Investment Group, Inc. We may issue up to an additional 25,000 of our shares to these stockholders under the earn-out provisions of the agreement for that acquisition. We will not receive any of the proceeds from the sale of common stock in this offering. We will pay all expenses of registering the shares for resale by the selling stockholders, but the selling stockholders will pay any brokerage commissions or discounts associated with the sale of the shares.

     We expect that the selling stockholders may make sales under this prospectus in the following ways:

     * broker or dealer transactions;

     * block trades on the New York Stock Exchange;

     * over-the-counter market; or

     * privately negotiated sales or otherwise.

     The selling stockholders will decide if and when they will offer and sell all or a portion of the shares of common stock and the terms of those offers and sales. The amount they may sell, however, is limited to 25% of their shares every three months commencing May 3, 1999. They will sell the shares at the current market price or at negotiated prices at the time of sale.

     Our common stock is listed on the New York Stock Exchange under the symbol "FSI." On May 3, 1999, the last sale price of our common stock on the NYSE was $18.06 per share.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission ("SEC") is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
--------------------------------------------------------------------------------

                  The date of this prospectus is       , 1999




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



                               TABLE OF CONTENTS

                                                                       Page
                                                                      Number
                                                                      ------

THE COMPANY                                                             6

RISK FACTORS                                                            7

RECENT DEVELOPMENTS                                                    22

USE OF PROCEEDS                                                        22

PLAN OF DISTRIBUTION                                                   23

SELLING STOCKHOLDERS                                                   25

LEGAL MATTERS                                                          26

EXPERTS                                                                27

WHERE YOU CAN FIND MORE INFORMATION                                    27


     You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

     The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

                                  THE COMPANY

      Freedom is a retail brokerage and investment banking firm. We operate through three brokerage subsidiaries:

     * Tucker Anthony Incorporated (known as Tucker Anthony), headquartered in Boston, is a Northeast regional brokerage firm.

     * Sutro & Co. Incorporated, headquartered in San Francisco, is a West Coast regional brokerage and investment banking firm.

     * Tucker Anthony Cleary Gull (known as Tucker Cleary) is an investment banking, institutional brokerage and investment management services firm.

In addition, our asset management subsidiary, Freedom Capital Management Corporation, is headquartered in Boston. Each of our locally-managed subsidiaries uses its name recognition, historical areas of expertise and close community ties to serve clients in their respective regions. We seek to avoid cost duplication by providing shared clearing and support services to our local organizations.

     Our primary lines of business are:

     * our full-service, retail brokerage operations

     * our capital markets activities

     * our asset management operations

     The retail operations of Tucker Anthony and Sutro have traditionally been the core of our business. In our retail business our goal is to develop strong relationships with our clients by combining a community focus with the range and quality of services offered by national brokerage firms.

     Our equity capital markets business provides equity research, investment banking, institutional sales, trading and syndication services to a national client base. The business primarily targets emerging and middle market companies in specific industries. We also provide clients access to a range of fixed income products including municipal securities, U.S. government and agency securities, mortgage related securities, and corporate investment-grade and high-yield bonds.

     Our asset management operations manage the resources of public sector entities, high net worth individuals and others, and also manage money market funds for our other clients. Freedom Capital in particular has developed a strong reputation managing funds for local Massachusetts municipalities and agencies and servicing certain sectors of the union pension fund market. We are also growing our corporate funds management business.

     Our business strategy seeks to:

     * be competitive and improve the profitability of our retail operations

     * focus/leverage our equity capital markets activities

     * grow our asset management business

     * seek opportunistic, strategic acquisitions

     Freedom was incorporated in November 1996 under the laws of Delaware. Our principal executive offices are located at One Beacon Street, Boston, Massachusetts and our telephone number is (617) 725-2000. As used in this prospectus, "we," "us," "our" and "Freedom" refer to Freedom Securities Corporation, a Delaware corporation, and its wholly-owned subsidiaries.

                                  RISK FACTORS

     This prospectus contains or incorporates both historical and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipates", "believes", "expects", "intends", "future", and similar expressions identify forward-looking statements. Any such "forward-looking" statements in this report reflect our current views with respect to future events and financial performance, and are subject to a variety of factors that could cause the actual results or performance to differ materially from historical results or from the anticipated results or performance expressed or implied by such forward-looking statements. Because of such factors, we cannot assure you that the actual results or developments that we anticipate will be realized or, even if substantially realized, that they will have the anticipated results. The risks and uncertainties that may affect our business include, but are not limited to, those set forth below. Readers should not place undue reliance on such forward-looking statements, which speak only as of the date hereof, and should be aware that except as the law may otherwise require, we undertake no obligation to publicly revise any such forward-looking statements to reflect events or circumstances that may arise after the date of this prospectus.

     Investors should consider carefully the following risks before they decide to buy our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us may also adversely impact our business. If any of the following risks actually occur, they could adversely affect our business, financial condition or operating results, which could adversely affect the trading price of our common stock.

                    Stock market risk could adversely affect
                            our business in many ways

     A volatile, illiquid and/or declining market could adversely affect our business in many ways, including those described below. As a brokerage and investment banking firm, our business depends on conditions in the financial markets and on economic conditions generally, both domestically and abroad. Over the past several years, the stock markets in the United States and elsewhere have achieved record or near record levels, generating substantial revenues for firms in the securities industry. The stock market has recently experienced significant volatility, including some of the largest single day point declines in history. After the stock market declines in October 1987 and October 1989, many firms in the industry suffered financial losses and the level of individual investor trading activity decreased.

Reduced commission and fee revenues

     Our commission and fee revenues depend heavily on the volume, prices and liquidity of the stock market. Decreased market liquidity may reduce the amount of trades we execute for our customers, which would reduce our commission revenues. A drop in stock prices also reduces the management fees received for assets under management, since these fees are generally based on the asset value of the portfolio. Unfavorable market conditions may also reduce the number and size of transactions for which we provide underwriting and mergers and acquisitions advisory services.

Losses from trading and investment activity

     A volatile stock market also affects the return we realize from activities we pursue as a principal. An overall decline in stock prices reduces the market value of securities we hold in inventory. Conversely, to the extent we hold short positions (i.e., have sold assets we do not own), an upturn in the market could expose us to substantial damages as we attempt to cover our short position by acquiring assets in the rising market. In addition, declines in stock value and illiquid markets make it more difficult for us to sell securities when we want to and to hedge our securities positions. In connection with our arbitrage and underwriting activities, we may also take a large position in securities of a single issuer, or issuers engaged in a specific industry. These large positions have in the past resulted and might in the future result in higher trading losses than would occur if our positions and activities were less concentrated.

Losses from credit risk and counterparty failures

     Declines in the market value of securities can result in the failure of buyers and sellers of securities to fulfill their settlement obligations, and an increase in claims and litigation. To the extent we permit our customers to purchase securities on margin, we also face greater credit risks during downturns. During steep declines in stock prices, the value of the securities securing margin purchases may drop below the amount of the purchaser's indebtedness.

Risk of downturn in new equity offerings

     The volume of our trading and brokerage activities, and therefore our commission and fee revenues, can be adversely affected by downturns in new equity offerings. These downturns also can negatively affect income from underwriting activities. New offerings increase the potential for secondary market trading activity by increasing the number of securities available for trading. The number and size of new equity offerings are historically volatile, as are the secondary market trading volume and prices of newly-issued securities. Concerns over, among other things, inflation, rising interest rates and slowdowns or reversals of investment funds into the U.S. equity markets may cause market uncertainty and discourage new equity offerings. If the number and/or size of new equity offerings or the secondary market trading volume of such offerings decline, our commissions and fee revenues may decline and we may realize lower revenues from our underwriting activities.

                   General economic and political conditions
                          directly affect our business

     Many factors outside our control may directly affect the securities business, in many cases in an adverse manner. These include economic and political conditions, broad trends in business and finance, legislation and regulation affecting the national and international business and financial communities, currency values, inflation, market conditions, the availability and cost of short-term or long-term funding and capital, the credit capacity or perceived creditworthiness of the securities industry in the marketplace and the level and volatility of interest rates. Any one or more of these factors may reduce levels of trading activity, securities offerings and merger and acquisition activities. Such slowdowns could in turn reduce revenues from our brokerage, trading, institutional sales and investment banking activities, reduce price levels for securities and cause illiquid markets.

                  We face intense competition in our industry

The securities business is highly competitive

     Our business will suffer if we do not compete successfully. All aspects of our business and of the securities industry in general are intensely competitive. We expect competition to continue and intensify in the future.

     We compete directly with national and regional full-service broker-dealers, and to a lesser extent with discount brokers and dealers, investment banking firms, investment advisors and certain commercial banks. We also compete indirectly for investment assets with insurance companies and others.

     We believe that the principal competitive factors influencing our business are:

     * the qualifications and experience of our professional staff

     * our reputation in the marketplace

     * our existing client relationships

     * our ability to raise and commit capital to client transactions

     * the mix of market capabilities we offer

     * the adequacy of our capital levels and our ability to raise additional capital

Many competitors have greater resources and offer more services

     A number of our competitors has significantly greater capital and financial resources than we do. The financial services industry has recently undergone significant concentration as numerous securities firms have either ceased operations or been acquired by or merged into other firms. These mergers and acquisitions have further concentrated equity capital and other financial resources in the industry and increased competition. Many of our competitors use their significantly greater financial capital and scope of operations to offer their customers more product offerings, broader research capabilities, access to international markets and other products and services not offered by us.

New domestic and international competition

     Domestic commercial banks and investment banking boutiques have recently ventured into the broker dealer-business, and large international banks have begun serving our markets as well. We anticipate that recent and pending legislative and regulatory initiatives intended to ease restrictions on the sale of securities by commercial banks will increase competition from domestic and international banks.

Competition from alternative channels including internet trading

     Our business could be adversely affected by competition from a rapidly developing industry offering electronic and/or discount brokerage services. Competitors offering Internet-based or other electronic brokerage services may have lower costs and offer their customers more attractive pricing than we do. We also anticipate additional competition from underwriters who will attempt to conduct offerings of securities for emerging and middle-market companies through new distribution channels such as the Internet. Issuers may bypass financial intermediaries altogether and offer their shares directly to purchasers through the Internet and other electronic channels. The increased competition from competitors and issuers using new technology may materially and adversely affect our operating results and financial position.

                          We depend on our ability to
                        attract and retain key personnel

Competition for personnel is intense

     If we are unable to attract and retain highly qualified personnel, our business will suffer. Our business relies upon the highly skilled and often highly specialized individuals we employ. Our prospects depend heavily upon retention of senior management and retail investment executives, research, investment banking, public finance, institutional sales and trading, money management and administrative professionals.

     We generally do not enter into written employment agreements with our investment professionals. Investment executives typically take their clients with them when they leave. From time to time, we have lost equity research, investment banking, public finance, and institutional sales and trading professionals and retail investment executives. Significant losses of such employees could materially and adversely affect our operating results. We cannot assure investors that we will successfully retain our key personnel or attract, assimilate and retain other highly qualified personnel in the future, and our failure to do so could materially and adversely affect our business, financial condition and operating results.

Costs of retaining personnel may be substantial

     The cost of retaining skilled professionals in the financial services industry has escalated considerably as competition for such professionals has intensified. Employers in the industry are increasingly offering guaranteed contracts, upfront payments and increased compensation in an attempt to attract and retain qualified personnel. This can be an important factor in an employee deciding to leave us. As the competition for skilled professionals in the industry increases, we may incur significant expenses in attracting and retaining qualified personnel. This could materially and adversely affect our financial position, cash flows and results of operations.

Loss of research and other professionals may harm investment banking business

     In our investment banking business, our strategy is to establish relationships with prospective corporate clients prior to transactions, and to maintain such relationships over the long term by providing advisory services in public or private offerings of equity or debt securities and in merger and acquisition transactions. With respect to state and local government clients, we seek to establish long-term relationships by providing advisory and underwriting services. Research professionals help us secure roles in managing public offerings and in providing other investment banking services. If research or other professionals that have been important to an investment banking relationship leave us, as some have in the past, this could materially and adversely affect our results.

                   Localized conditions in particular regions
                            of the United States may
                         adversely affect our business

     A significant downturn in any of our principal operating regions could materially and adversely affect the underwriting and brokerage businesses of our subsidiaries. Our customers are and have historically been concentrated in the northeastern, midwestern and western United States. Tucker Anthony, which is concentrated in the northeastern United States, generated approximately 56% of our 1998 operating revenue. Sutro, which is concentrated in the western United States, generated approximately 31% of our operating revenue. Tucker Cleary, which is located in the midwestern United States and was acquired by us in May 1998, generated approximately 6% of our 1998 operating revenue.

     In addition, an economic downturn in any of these regions could adversely affect our retail clients and/or emerging and middle market companies in the affected region. Any adverse effect on emerging and middle market companies or growth industries concentrated in the northeastern, midwestern and western United States could reduce the business that we derive from such companies.

                           Our business is subject to
                             quarterly fluctuations

     We have experienced, and may experience in the future, significant seasonality in our business. Historically, our revenues increase in the fourth quarter of the year, due largely to higher trading volumes in the securities markets at year end. If this trend continues, period-to-period comparisons of our revenues and operating results will not necessarily be meaningful and investors should avoid relying on such comparisons as indicators of future performance. We also cannot assure investors that we will be able to sustain the rates of revenue growth we have experienced in the recent past, that we will be able to improve our operating results or that we will be able to sustain our profitability on a quarterly basis. In addition, our operating results in future periods may fall below the expectations of securities analysts and investors. Such shortfalls may materially and adversely affect the market and price of our common stock.

                        Our relationship with Wexford is
                            critical to our business

     We have entered into an arrangement with Wexford Clearing Services Corporation, a guaranteed wholly-owned subsidiary of Prudential Securities Incorporated, pursuant to which Wexford acts as our clearing broker. We believe this relationship is very important to our success; the loss of this relationship could materially and adversely affect us.

     We coordinate our communications and information systems with Wexford's clearing information systems. Wexford provides us with information we need to run our business, such as commission runs, transaction summaries, data feeds for various reports (including compliance and risk management), execution reports, trade confirmations, and monthly account statements, as well as cashiering functions and the handling of margin accounts. Our agreement with Wexford expires April 3, 2001, subject to annual renewals and to Wexford's right to earlier terminate the agreement if we fail to meet certain financial tests. Either Wexford or we may renegotiate the financial terms and services of the agreement following the initial term. Failure to continue and renew our agreement with Wexford on acceptable terms or to find an adequate substitute for Wexford's services, or any failure or interruption of services by Wexford, could have a material adverse effect on our financial condition and results of operations. In addition, any deterioration in Wexford's or its parent's financial condition could materially and adversely affect us.

                   Lack of sufficient liquidity could impair
                      our business and financial condition

     Liquidity is essential to our business. If we had insufficient liquid assets, we would be forced to curtail operations and our business would suffer. The principal sources of our cash and liquidity are financing activities, commissions, fees, collateralized purchase agreements and collateralized loans.

     Our liquidity requirements may change in the event we need to raise more funds than anticipated to increase inventory positions, support more rapid expansion, develop new or enhanced services and products, acquire complementary businesses or technologies or respond to unanticipated requirements. In addition, regulatory net capital requirements and other factors may prevent our subsidiaries from distributing to us as much cash as we need. In the event existing internal and external financial resources do not satisfy our needs, we may have to seek additional outside financing. The availability of outside financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, credit ratings and credit capacity, as well as our specific financial position. We cannot assure investors that our internal sources of liquidity will prove sufficient, or if they prove insufficient, that we will successfully obtain outside financing on favorable terms, if at all.

     We currently finance our customer accounts and firm trading positions through an uncommitted financing arrangement with Wexford. We retain risk with respect to this financing because we have agreed to indemnify Wexford for losses sustained in connection with accounts of our customers.

                                 Our bank debt
                          imposes certain restrictions

     Our bank borrowings may impose restrictions on our ability to enter into transactions that we believe are advantageous. In addition, if we do not meet financial ratio requirements in the bank debt, we would be in default. A default would have serious consequences for us.

     We currently maintain a senior revolving credit facility with BankBoston, N.A. as agent for several lenders. As of March 31, 1999, we had no outstanding balance under the credit facility. We also maintain, through two of our subsidiaries, a fixed asset credit facility with BancBoston Leasing Inc. with an outstanding balance of approximately $15.7 million as of March 31, 1999.

     The terms of the revolving credit facility require that we and certain of our subsidiaries maintain specified financial ratios and satisfy certain tests, including, among others, a minimum interest coverage ratio, a minimum debt service coverage ratio and a maximum leverage ratio. Events beyond our control may affect our ability to comply with these financial ratios and tests, and there can be no assurance that our operating results will comply with such provisions. A breach of any of these covenants would result in a default under the credit facility. Upon such default, the lenders could declare all amounts borrowed under the credit facility and accrued interest immediately due and payable. Under the terms of the fixed asset facility, BancBoston

Leasing, Inc. could also accelerate the amounts due under the fixed asset facility if we were in default under the revolving credit facility. If we were unable to repay such amounts, the lenders could proceed against the collateral securing such loan to repay the indebtedness and other obligations due and payable under the credit facility. If the lenders accelerate the fixed asset credit facility, we may not have enough funds to repay in full such indebtedness and our other indebtedness.

                          We face risks associated with
                   our communications and information systems
                         and with the year 2000 problem

     Our business depends heavily on communications and information systems. Any failure or interruption of our systems or those of any of our subsidiaries or Wexford could delay our securities trading activities and cause financial loss, disruption of business, liability to clients, regulatory intervention and/or reputational damage. We expect that we will need to continue upgrading our systems to address competitive pressures and technological innovation. However, we cannot assure investors that we will do so without substantial expense or that the capacity or performance of our systems will prove sufficient. In addition, we cannot assure investors that we, our subsidiaries, data service providers or Wexford will not suffer any systems failure or interruption, whether caused by earthquake, fire, other natural disaster, power or telecommunications failure, act of God, act of war or otherwise. We cannot guarantee that our, our subsidiaries' or Wexford's back-up procedures and capabilities in the event of any such failure or interruption will prove adequate.

     The Year 2000 computer problem poses significant risks for us, mainly because our business is highly reliant on technology and because of the interdependence of the participants in the securities industry. We are cautiously optimistic about our current state of readiness and our ability to make any necessary modifications to internal systems in time for the Year 2000. We also believe that our major third party service provider, Prudential Securities, has undertaken a systematic approach to the Year 2000 problem and will complete its plan, which is designed to achieve a state of readiness. However, there are factors outside our control which make certainty impossible such as:

     * The inability to assess the readiness of market counterparties and customers;

     * The inability to achieve assurance as to any material third parties' representations of readiness;

     * The global exposure of material third parties to Year 2000 problems outside the United States which have a "knock-on" effect within the domestic securities markets and operations and;

     * The limitations in anticipating all aspects of a problem with which there is no prior historical experience.

     The presence of any or all of these and other factors may well have a material adverse effect on the Company's businesses, operating results, financial condition and cash flows. For more information on the potential problems and measures we have taken to address the Year 2000 problem, please refer to our public filings with the SEC.

                           Our business exposes us to
                           potential civil litigation
                          and securities laws liability

     Many aspects of our business expose us to liability risks. Substantial legal liability or significant regulatory actions could have a material adverse financial effect on us and significantly damage our reputation in the industry.

Enforcement and other regulatory actions

     We face substantial potential enforcement liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC, other governmental agencies and the self-regulatory organizations ("SROs"). We face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, adoption of costly or restrictive new regulations, and judicial or administrative proceedings that may result in substantial penalties for us and/or our employees, directors or officers. Among other things, we could be fined, have our registration as a broker-dealer, investment advisor or other regulated entity revoked or be enjoined from certain business activities.

Civil claims

     From time to time, we face claims of misconduct, negligence, breach of contract and other civil claims by our customers and business partners, arising from our retail and institutional brokerage, underwriting and other business activities. For example, plaintiffs may allege that investments sold to them were inappropriate for their portfolios, that we failed to apprise them of the relevant investment risks, or that our investment executives engaged in excessive or unauthorized trading with respect to their accounts. The likelihood of such litigation depends largely on the conduct of our investment executives and the success of our investment vehicles. We have made payments to plaintiffs in the past, and we may have to make substantial payments in the future.

     Moreover, companies that underwrite securities offerings, such as Tucker Anthony, Sutro and Tucker Cleary, risk considerable liability under federal and state securities laws (including Rule 10b-5 under the Securities Exchange Act of 1934 and Section 11 of the Securities Act of 1933) for material misstatements and omissions in prospectuses, other information they distribute in connection with such offerings, and communications made to securities analysts and others. Underwriting securities for emerging and middle market companies, as we do, entails even greater risk due to the uncertainty of the performance of such companies and their stock. A substantial number of lawsuits have been brought against participants in the securities brokerage industry in recent years, including many class action suits seeking substantial punitive and other damages.

     In the normal course of business, we also face potential liability arising out of our activities as an employer and as a result of other business activities. In the past we and our subsidiaries have made substantial payments in connection with the resolution of disputed claims related to these matters, and there is no guarantee we will not make similar payments in the future.

Potentially high legal expenses and other costs and absence of insurance

     We may incur significant legal and other expenses in defending these lawsuits and enforcement proceedings, even if the claims are frivolous and without merit. Consistent with industry practice, our insurance does not cover us for liabilities incurred in certain types of lawsuits. In addition, our charter documents and those of our subsidiaries require indemnification of our respective officers, directors and agents to the maximum extent permitted by law. Defending against law suits or enforcement actions costs money and also may divert the attention and efforts of our management and employees from their other responsibilities.

                     Mistakes or acts of fraud by customers
                          or employees are difficult to
                                detect and deter

     Customer fraud, employee errors, misconduct and fraud (including unauthorized transactions by traders), as well as failures in the processing of securities transactions, expose us to the risk of significant loss. Acts of fraud are difficult to detect and deter, and we cannot assure investors that our risk management procedures and controls will prevent such losses.

     We determined that a former employee improperly valued certain of our securities positions over the first eleven months of 1997 to conceal his trading losses. We determined in the fourth quarter of 1997 that this employee was responsible for $2,631,000 in losses. We notified the SEC and the NYSE of this situation. We have conducted an internal review of the specific trading loss and our reports and procedures relating thereto and have enhanced procedures where appropriate. The SEC is investigating this matter. We do not expect that the results of this investigation will have a material adverse effect on our business, financial condition or operating results.



                             We face certain risks
                          when we trade as a principal

     Our principal trading activities subject our capital to significant risks from markets that may be susceptible to illiquidity or rapid fluctuations in liquidity. We often purchase, sell or short sell securities as a principal in connection with our market making, principal trading, arbitrage and underwriting activities. Volatile market conditions could limit our ability to resell securities purchased or to repurchase securities sold short. Our principal trading activities subject our capital to significant risks, including market, credit, counterparty and liquidity risks.

     As a result of our underwriting and arbitrage activities, from time to time we have large position concentrations in securities of, or commitments to, a single issuer or issuers engaged in a specific industry. In addition, competition in the major capital markets and other factors are inducing lead underwriters to make larger commitments, such that an underwriter (including a co-manager) may from time to time retain significant position concentrations in individual securities. Such concentrations increase our exposure to specific credit and market risks.

                    Use of derivative financial instruments
                          creates certain unique risks

     When we buy and trade securities as a principal we may enter into derivatives transactions, primarily to manage our own interest costs, and also as an alternative to investment in the cash markets. Although we use derivatives to manage certain risks, derivatives have risks of their own. For example, sharp movements in price or reductions in liquidity in the cash markets may translate into even greater volatility in the price and liquidity of derivatives. Derivatives also suffer from certain risks unique to the derivatives market, in part due to the additional complexity of and potential for leverage in the derivatives market. Dealing in derivatives involves a credit risk that the counterparty will not fulfill its contractual obligations, as well as other legal, operational and reputational risks less common in the cash markets. We manage the risks associated with derivatives trading as part of our overall plan of risk management, but we cannot guarantee that our use of derivatives will not materially and adversely affect our results of operations or financial condition in any particular period.

                  Our risk management policies and procedures
                            may leave us exposed to
                       unidentified or unanticipated risk

     Although we have developed risk management procedures and policies to identify, monitor and manage risks, we cannot assure investors that our procedures will be fully effective. Our risk management methods may not effectively predict the risks we will face in the future, which may be different in nature or magnitude than past experiences. In addition, certain of our risk management methods are based on an evaluation of information regarding markets, clients and other matters provided by third parties. Such information may not be accurate, complete, up-to-date or properly evaluated, and our risk management procedures may be correspondingly flawed. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and we cannot assure investors that our policies and procedures will be fully effective.

                         Net capital rules may restrict
                             our ability to conduct
                                  our business

     The SEC, the NYSE and various other securities exchanges and regulatory bodies in the United States require broker-dealers to maintain adequate regulatory capital in relation to their liabilities and the size of their customer business. These rules affect each of our broker-dealer subsidiaries. These rules require broker-dealers to maintain a substantial portion of their assets in cash or highly liquid investments. Failure to maintain the required net capital may subject a firm to suspension or revocation of its registration by the Commission and suspension or expulsion by the NASD and other regulatory bodies, and ultimately may require its liquidation. Compliance by our broker-dealer subsidiaries with the net capital rules could limit certain operations that require intensive use of capital, such as underwriting or trading activities. These rules could also restrict us from withdrawing capital from our subsidiaries (even where our broker-dealer subsidiaries have more than the minimum amount of required capital). This, in turn, could limit our ability to pay dividends, implement our strategies, pay interest on and repay the principal of our debt and/or repurchase shares. In addition, a change in the net capital rules or the imposition of new rules affecting the scope, coverage, calculation or amount of such net capital requirements, or a significant operating loss or any large charge against net capital, could have similar adverse effects.

                         The regulation of our industry
                            is extensive and complex

     The securities industry in the United States is subject to extensive regulation under both federal and state laws and the regulations of governmental agencies, including the SEC and SROs.

General securities regulation

     The goal of regulatory bodies that oversee our operations is to safeguard the integrity of the securities and other financial markets and protect the interests of customers participating in those markets. These regulatory bodies do not attempt to protect the interests of our stockholders as such. We must comply with the laws, rules and regulations of various SROs and other regulatory bodies in the United States, such as the SEC, the NYSE, the NASD, the Commodities Futures Trading Commission, the National Futures Association and the Municipal Securities Rulemaking Board. Failure to comply with any of these laws, rules or regulations, the application of which may be unclear under certain circumstances, could materially and adversely affect us. We may face censure, civil penalties (including treble damages in the case of insider trading violations), fines, the issuance of cease-and-desist orders, the deregistration or suspension of a broker-dealer, investment adviser or futures commission merchant, the statutory disqualification of officers or employees or other adverse consequences. Even absent such penalties, administrative or judicial proceedings or arbitrations could materially and adversely affect our perceived creditworthiness, reputation and competitiveness. Our customers or others who allege a violation of applicable regulations may also seek compensation or other relief from us, including the unwinding of the transaction at issue.

Broker-dealer regulation

     Each of our registered broker-dealer subsidiaries face specific, extensive regulation in the United States at both the federal and state levels. Broker-dealers are subject to regulations covering all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record keeping and the conduct of directors, officers and employees.

Investment advisor regulation

     Regulations under the Investment Advisors Act of 1940 cover various aspects of the operations of registered investment advisors such as Tucker Anthony, Sutro, Tucker Cleary and Freedom Capital, including compensation arrangements. Under the Investment Advisors Act, every investment advisory agreement with a client must expressly prohibit the investment advisor's assignment of the contract without the consent of the client. Under the Investment Company Act of 1940, every investment advisor's agreement with a registered investment company must automatically terminate upon assignment. Both the Investment Advisors Act and the Investment Company Act consider an investment advisory agreement assigned upon a direct or indirect transfer of the agreement. A direct or indirect transfer includes a direct assignment or a transfer of a "controlling block" of the advisor's voting securities or, under certain circumstances, the transfer of a "controlling block" of the voting securities of the parent corporation. A transaction does not constitute an assignment under the Investment Advisors Act or the Investment Company Act, however, if it does not result in a change of actual control or management of the investment advisor. Any assignment of our investment advisory agreements would require, as to any registered investment company client, the approval of a majority of its stockholders, and as to our other clients, the consent of such clients to such assignments.

General regulation and regulatory changes

     Regulations of general application, in addition to regulations specifically applicable to financial market intermediaries, may also affect our businesses. For example, existing and proposed tax legislation, antitrust policy and other governmental regulations and policies (including the interest rate policies of the Federal Reserve Board), among other rules and laws, could affect the volume of our underwriting, merger and acquisition and principal investment business in a given time period. Industry-specific legislation or regulations could also affect the level of business and financing activity in each of the industries on which we and our subsidiaries focus.

     The regulatory environment in which we operate may change. New or revised legislation or regulations imposed by domestic or foreign governmental authorities or SROs, or changes in existing laws and rules or the interpretation or enforcement of such laws and rules, could materially and adversely affect our business, financial condition and operating results. For example, from time to time certain interests have proposed various forms of anti-takeover legislation and legislation that could affect the benefits associated with financing leveraged transactions with high-yield securities. If enacted, such legislation could adversely affect the volume of merger and acquisition business. Such a reduction in volume could in turn adversely affect our underwriting, advisory and trading revenues related thereto.

Dependence on personnel to comply with regulations

     Our ability to comply with laws and rules is highly dependent upon the success of our compliance system. The compliance system can only be successful if we can attract and retain qualified compliance personnel. Competition for compliance personnel is escalating, which increases our costs for maintaining a successful compliance program.

                       Our holding company structure and
                  net capital rules may restrict dividends or
                       otherwise restrict access to funds

     Tucker Anthony, Sutro, Tucker Cleary, Freedom Capital and their respective subsidiaries generate substantially all of our revenues. We rely exclusively on financing activities and distributions from our subsidiaries for funds to pay dividends, implement our strategies and repurchase shares. Net capital rules, restrictions under our credit facility or borrowing arrangements of our subsidiaries, and earnings, financial condition and cash requirements of our subsidiaries may each limit distributions from our subsidiaries. Additionally, there can be no assurance that we will successfully obtain sufficient funds through financing activities. These factors may limit or prevent us from paying dividends, implementing our strategies or repurchasing shares.

                             We may not be able to
                       successfully acquire new companies
                       or integrate companies we acquire

We may be unable to successfully acquire new companies

     We expect to continue acquiring companies with complementary businesses which might strengthen or expand our geographical or products offering base. We cannot guarantee that we will successfully identify or acquire such companies. Even if we do identify appropriate targets, we may not be able to negotiate appropriate terms of acquisition or obtain necessary financing.

Integration of acquired companies may be difficult

     The acquisition of companies poses additional risks. Generally accepted accounting principles require us to amortize expenses related to goodwill and other intangible assets we acquire, which will reduce our earnings. We may issue additional shares of capital stock and/or incur additional debt to finance new acquisitions, both of which will dilute the interests of existing stockholders. Acquired companies may not increase our profitability. Moreover, we cannot guarantee effective integration of the acquired companies' personnel, operations, products and services into our own business. Any or all of these effects may materially and adversely affect our financial condition, results of operations and cash flows.

                           We may have difficulty in
                              managing our growth

Continued growth may strain our resources

     One of our strategies is to grow through acquisitions. The growth of our business and expansion of our customer base has and will continue to strain our management and administrative resources. It will also require increased investment in management personnel and financial, administrative and communication systems. Unless offset by a growth of revenues, the costs associated with such investments will reduce our operating margins. We cannot assure investors that we will be able to manage or continue to manage our recent or future growth successfully. The inability to do so could have a material adverse effect on our business, financial condition and operating results.

Growth creates more burdensome compliance procedures

     As the size and complexity of our business have increased, the procedures for complying with applicable rules and regulations have become more complex and burdensome. We have implemented and continue to implement formal compliance procedures to respond to these changes. Our future operating results will depend on our ability to continue improving and refining our compliance procedures.

                         Our ownership is concentrated

     As of the date of this Prospectus, affiliates of Thomas H. Lee Company own approximately 25% of our outstanding common stock and our employees and officers as a group own approximately 33%. This concentration of ownership and voting power may accelerate, delay or prevent a change in our control. It may also affect the ability of particular stockholders to influence our policies.

                           Provisions of Delaware law
                 and our charter may make a takeover difficult

     We are organized under the laws of the State of Delaware. Certain provisions of Delaware law and our certificate of incorporation, including the following provisions, may effectively discourage a potential acquiror from making an offer for our outstanding capital stock or impede other transactions favorable to the interests of the stockholders:

     * Certain provisions in our certificate of incorporation may make the removal of incumbent directors and management more difficult.

     * Our certificate of incorporation permits our directors to authorize and issue series of preferred stock with rights and powers determined by the board of directors, without any vote or action by stockholders. Thus, our directors can authorize and issue shares of preferred stock with voting, conversion, redemption, dividend, liquidation and/or other rights and preferences that could adversely affect the rights of holders of our common stock. In particular, our board could issue preferred stock with terms that might make it difficult for a third party to gain control of us, discourage bids for our common stock, reduce the premium that otherwise might be offered for such stock or otherwise adversely affect the market value of our common stock.

     * Our charter prohibits stockholders from calling special meetings of stockholders, and requires unanimity for stockholders to act by written consent.

     * Our charter requires stockholders to provide certain advance notice in order to nominate persons for election as directors, or to submit proposals for consideration at a stockholders' meeting.

                     We face certain conflicts of interest

     Some of our key employees and executive officers invest in, or invest together with, certain of our clients through various investment vehicles. Such employees and officers could face conflicts of interest if their investment objectives do not match those of such clients. Although we do not believe that any such conflict would have a material adverse effect on our business, we cannot guarantee that such investment relationships will not result in conflicts of interest which do materially and adversely affect our business.

                              RECENT DEVELOPMENTS

     On April 5, 1999 the Company announced that it was joining its Cleary Gull subsidiary with Tucker Anthony's equity capital markets group to form Tucker Anthony Cleary Gull. The new institutional capital markets and investment management firm is known as Tucker Cleary and began operating on May 3, 1999. Tucker Anthony continues to operate as an independent broker-dealer focusing on its retail brokerage business and other activities including fixed income, arbitrage and asset management.

                                USE OF PROCEEDS

     All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders who offer and sell their shares. We will not receive any proceeds from the sale of common shares by the selling stockholders.

                              PLAN OF DISTRIBUTION

     On February 1, 1999, our wholly-owned subsidiary Sutro & Co. Incorporated acquired substantially all of the assets of Charter Investment Group, Inc., an Oregon corporation, pursuant to an agreement and plan of reorganization. Under the terms of the agreement, we issued an aggregate of 203,665 shares of our common stock to Charter for Charter to distribute to its shareholders. The agreement imposes certain restrictions on the transfer of these shares. Under the agreement, each stockholder may transfer 25% of his portion of such shares from and after May 3, 1999, an additional 25% of his portion from and after August 3, 1999, an additional 25% of his portion from and after November 3, 1999, and the remainder of his portion from and after February 3, 2000. If certain earn-out targets are met, we will issue up to an additional 25,000 shares of our common stock which also would be distributed to the former Charter stockholders.

     Under the agreement and plan of reorganization we agreed to register for resale the shares issued to Charter and to use our best efforts to maintain the effectiveness of this registration statement with respect to the shares offered hereby until the earlier of the date all shares have been sold, or one year from the date of this prospectus. No sales may be made pursuant to this prospectus after such date unless we amend or supplement this prospectus to indicate that we have agreed to extend such period of effectiveness. We will pay all expenses of registering the shares for resale by the selling stockholders, but the selling stockholders will pay any discounts, commissions or concessions associated with the sale of the shares. As used in this prospectus, "selling stockholders" includes the pledgees, donees, transferees or others who later hold the selling stockholders' interests.

     The selling stockholders may sell all, some or none of the shares of common stock offered hereunder. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of shares offered hereby. The selling stockholders may sell the shares offered hereby on the New York Stock Exchange, in the over-the-counter market, in private sales or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling stockholders may sell some or all of their shares of common stock through:

     * a block trade in which the broker or dealer attempts to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     * purchases by a broker or dealer as principal, and resale by the same broker or dealer for its account under this prospectus;

     * an exchange distribution under the rules of the exchange, if the securities are then listed on an exchange;

     * ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

     * transactions exempt from registration under the Securities Act of 1933 (the "Securities Act"), including pursuant to Rule 144.

     Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers of such shares, as their agents in connection with the sale of securities. In effecting sales, brokers, dealers or other agents engaged by the selling stockholders may arrange for other brokers, dealers or agents to participate.

     The selling stockholders and any underwriter, dealer or agent who participates in the distribution of shares offered by this prospectus may qualify as "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. In addition, any discount, commission or concession received by such person may qualify as underwriters' compensation under the Securities Act. If the selling stockholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act.

     The selling stockholders may indemnify any broker, dealer or other agent that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     We have advised the selling stockholders that the anti-manipulation rules under the Exchange Act may apply to sales of shares of our common stock in the market and to the activities of the selling stockholders and their affiliates. The selling stockholders have advised us that during such time as the selling stockholders may be engaged in the attempt to sell shares registered hereunder, they will:

     * not engage in any stabilization activity in connection with any of our securities;

     * not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire our securities other than as permitted under the Securities Exchange Act of 1934;

     * not effect any sale or distribution of the shares until after the prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof; and

     * effect all sales of shares in broker's transactions through broker-dealers acting as agents or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved.

     In order to comply with the securities laws of certain states, if applicable, our common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                              SELLING STOCKHOLDERS

     All of the shares of common stock registered for sale under this prospectus are or will be owned by the selling stockholders as the former stockholders of Charter Investment Group, Inc. All of the shares offered by the selling stockholders were acquired in connection with Sutro's acquisition of substantially all of the assets of Charter, or will be acquired by the selling stockholders pursuant to the earn-out provision in the acquisition agreement. No selling stockholder holds in excess of one percent (1%) of our outstanding capitalization as of the date of this prospectus. In the past three years, none of the selling stockholders has had a material relationship with us or any of our predecessors or affiliates, except that certain selling stockholders are or will be non-officer employees of Sutro or Freedom.

     The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of May 3, 1999 by each selling stockholder. The following table assumes that the selling stockholders sell all of the shares registered for sale under this prospectus. We cannot determine the exact number of shares that will be sold.



                                 SHARES                  SHARES
                              BENEFICIALLY               OFFERED
                             OWNED PRIOR TO              BY THIS        SHARES BENEFICIALLY OWNED
SELLING STOCKHOLDERS       THE OFFERING(1)(2)         PROSPECTUS(1)       AFTER THE OFFERING(2)
---------------------      --------------------       -------------     -------------------------

Cynthia M. Aschbacher            2,373                     2,373                    0

Gary L. Bracelin                 9,329                     9,329                    0

Gary Brink                       1,603                     1,603                    0

Lyman Bruhn                      1,866                     1,866                    0

Arthur Chandler                 14,753                    14,753                    0

Daniel Deymonaz                  4,329                     4,329                    0

Terry Donnelly                   3,421                     3,421                    0

Kerry Downs                      9,621                     9,621                    0

Randy Durig                      2,950                     2,950                    0

Barnes C. Ellis                  9,622                     9,622                    0

David A. Geaslen                 9,622                     9,622                    0

Marty Griffey                    1,603                     1,603                    0

Jeffrey A. Hegstrom              1,924                     1,924                    0

Shana Heyden                     1,282                     1,282                    0

Gerald R. Hulsman                9,622                     9,622                    0

                                 SHARES                  SHARES
                              BENEFICIALLY               OFFERED
                             OWNED PRIOR TO              BY THIS        SHARES BENEFICIALLY OWNED
SELLING STOCKHOLDERS       THE OFFERING(1)(2)         PROSPECTUS(1)       AFTER THE OFFERING(2)
---------------------      --------------------       -------------     -------------------------
Timothy L. Jensen                9,429                     9,429                    0

Steve Lidberg                      160                       160                    0

David Louthan                    5,773                     5,773                    0

Mariana Mackenzie                3,207                     3,207                    0

Jeff Mengis                      6,414                     6,414                    0

Vinell McWilliams                1,603                     1,603                    0

Kirk Michelotti                 17,640                    17,640                    0

Rocky Joe Norris                 6,862                     6,862                    0

A. Donald Parr                   9,622                     9,622                    0

James Donald Parr               16,036                    16,036                    0

Gayle Patterson                  1,924                     1,924                    0

Ken Scales                       1,282                     1,282                    0

Michael J. Shea                  8,338                     8,338                    0

Scott Sideras                    6,121                     6,121                    0

Lance Steinberg                  3,207                     3,207                    0

Mark Stephenson                 10,583                    10,583                    0

Brad Sutherland                  6,413                     6,413                    0

David Ulbricht                   4,811                     4,811                    0

Veronica Wilmont                   320                       320                    0

-----------------------------------------------


(1) Does not include up to an additional 25,000 shares that may be acquired under an earn-out provision.

(2) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of May 3, 1999 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon by Wilmer, Cutler & Pickering, Washington, D.C.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus and in the registration statement by reference to the Annual Report on Form 10-K of Freedom for the year ended December 31, 1998 have been so incorporated in reliance on the reports of Ernst & Young, LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     * Government Filings. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can also call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which you may access through the SEC's World Wide Web site at http://www.sec.gov.

     * Information Incorporated by Reference. The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede previously filed information, including information contained in this document.

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until this offering has been completed:

          1. Our Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001-13993).

          2. Our definitive Proxy Statement dated April 29, 1999, filed in connection with our June 10, 1999 Annual Meeting of Stockholders.

          3. The description of our common stock in our registration statement on Form S-1, filed with the SEC on September 29, 1998 (File No. 333-62857).

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus. You should direct any requests for documents to:

     Corporate Secretary
     Freedom Securities Corporation
     One Beacon Street
     Boston, Massachusetts 02108
     (617) 725-2000

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Freedom will bear no expenses in connection with any sale or other distribution by the selling stockholders of the shares being registered other than the expenses of preparation and distribution of this registration statement and the prospectus included in this registration statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee and the NYSE listing fee.

SEC registration fee                       $ 1,085
Legal fees and expenses                      7,500
Accounting fees and expenses                 4,000
NYSE listing fee                             1,500
Miscellaneous expenses                       2,000
                                           -------
           Total                           $16,085
                                           =======


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware, as amended, provides that under certain circumstances a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     In addition, pursuant to its Articles of Organization and Bylaws, Freedom must indemnify its directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. Freedom maintains directors and officers liability insurance for the benefit of its directors and certain of its officers and has entered into indemnification agreements with its directors and certain of its officers.

     In connection with this offering, the selling stockholders have agreed to indemnify Freedom, its directors and officers and each such person who controls Freedom, against any cause of action, loss, claim, damage, or liability to the extent it arises out of or is based upon (1) the failure of any selling stockholder (or his or her donees, legatees or pledgees) or any underwriter to comply with the prospectus delivery requirements under the federal securities laws or any applicable state securities laws or (2) any untrue statement or alleged untrue statement or omission or alleged omission made in this registration statement or in the prospectus contained herein, as the same shall be amended or supplemented, made in reliance on or in conformity with written information furnished to Freedom by such selling stockholder or such underwriter.

ITEM 16.  EXHIBITS.

EXHIBITS.
---------

      5.1  Opinion of Wilmer, Cutler & Pickering.

     23.1  Consent of Ernst & Young, LLP, Independent Accountants

     23.2  Consent of Wilmer, Cutler & Pickering (included in Exhibit 5.1)

     24.1 Power of Attorney (included on signature pages of this Registration Statement)

---------

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Freedom certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on May 10, 1999.

                                           FREEDOM SECURITIES CORPORATION

                                           By: /s/ John H. Goldsmith
                                               ---------------------------------
                                               Name: John H. Goldsmith
                                               Title: Chief Executive Officer

                               POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John H. Goldsmith or William C. Dennis, his or her attorney-in-fact, for him or her in any and all capacities, to sign any amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute, may do or cause to be done by virtue hereof

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                     TITLE                         DATE
--------------------------    ---------------------         --------------------

/s/ John H. Goldsmith         Chairman, Director and
--------------------------    Chief Executive Officer       May 10, 1999
John H. Goldsmith

/s/ William C. Dennis, Jr.    Chief Financial Officer       May 10, 1999
--------------------------
William C. Dennis, Jr.

/s/ David V. Harkins          Director                      May 10, 1999
--------------------------
David V. Harkins

/s/ C. Hunter Boll            Director                      May 10, 1999
--------------------------
C. Hunter Boll

/s/ Thomas M. Hagerty         Director                      May 10, 1999
------------------------
Thomas M. Hagerty

/s/ Seth W. Lawry             Director                      May 10, 1999
------------------------
Seth W. Lawry

/s/ Winston J. Churchill      Director                      May 10, 1999
------------------------
Winston J. Churchill

/s/ John F. Luikart           Director                      May 10, 1999
------------------------
John F. Luikart

/s/ Robert H. Yevich          Director                      May 10, 1999
------------------------
Robert H. Yevich

/s/ David P. Prokupek         Director                      May 10, 1999
------------------------
David P. Prokupek

/s/ Hugh R. Harris            Director                      May 10, 1999
------------------------
Hugh R. Harris

     INDEX TO EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION
-------     --------------------------------------------------------------------

    5.1     Opinion of Wilmer, Cutler & Pickering.

   23.1     Consent of Ernst & Young, LLP, Independent Accountants

   23.2     Consent of Wilmer, Cutler & Pickering (included in Exhibit 5.1)

   24.1 Power of Attorney (included on signature pages of this Registration Statement)